Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

October 28, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: John M. Ganley, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

          Thank you for your telephonic comments received on October 26-28, 2011 regarding the registration statements on Form N-14 for the Trust in connection with the exchange offers (collectively, the “Offer”) on behalf of the Trust and Market Vectors Biotech ETF, Market Vectors Bank and Brokerage ETF (formerly, Market Vectors Money-Center Bank ETF), Market Vectors Oil Services ETF, Market Vectors Pharmaceutical ETF, Market Vectors Retail ETF and Market Vectors Semiconductor ETF (the “ETFs”), each a series of the Trust, for the securities underlying the depositary trust receipts of Biotech HOLDRS™ Trust, Regional Bank HOLDRS™ Trust, Oil Service HOLDRS™ Trust, Pharmaceutical HOLDRS™ Trust, Retail HOLDRS™ Trust and Semiconductor HOLDRS™ Trust, respectively (the “HOLDRS Trusts”), filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2011. Below, we describe the changes that have been made to the Form N-14s in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Terms not defined herein have the meanings set forth in the Form N-14s.

Comment 1.	Please explain how the Offer complies with Section 11 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 1. Section 11 does not apply to the Offer because each HOLDRS Trust is not an open-end investment company under the 1940 Act. Section 11 prohibits registered open-end companies from making or causing to be made an offer to the holder of any other open-end investment company to exchange his security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities to be exchanged, unless additional relief is granted by the Commission. Pursuant to Section 5 of the 1940 Act, an “open-end company” means a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. A “redeemable security” means any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Each HOLDRS Trust issues depositary trust receipts, or HOLDRS, which represent an owner’s discrete, identifiable and undivided beneficial ownership in the common stock or American depositary shares representing common stock of a group of specified companies that are involved in a specified industry. The HOLDRS Trust acts as a mere custodian of the underlying securities held on behalf of each HOLDRS Investor, and distributions from such securities that have not yet been distributed by the HOLDRS Trust to HOLDRS Investors. As such, each HOLDRS Trust functions essentially as a pass-through mechanism by which holders of HOLDRS (“HOLDRS Investors”) may enjoy the convenience of holding and trading deposited securities through HOLDRS. A HOLDRS Investor maintains an ownership interest in each of the securities represented by HOLDRS and each HOLDRS Investor has all of the same rights and privileges as if the HOLDRS Investor held the deposited securities in “street name” outside of the HOLDRS Trust, including rights to vote the underlying securities, attend shareholder meetings, and receive dividends and distributions on the underlying securities. Such HOLDRS Investors are treated as having beneficial ownership of the underlying securities for purposes of Sections 13(d) and 16(a) of the Securities Exchange Act of 1934. HOLDRS Investors are responsible for their own fees charged by the Trustee and the custodian rather than being responsible for a proportionate share of the issuer’s fees and expenses. In this way, a HOLDRS Investor’s interest represents a direct interest in the underlying securities rather than a proportionate interest in the issuer. When a HOLDRS Investor cancels HOLDRS to a HOLDRS Trust, such HOLDRS Investor does not receive his proportionate share of the HOLDRS Trust’s current net assets; rather he or she receives the securities custodied for such HOLDRS Investor. Consistent with that, HOLDRS may be cancelled only in round lots of 100 or in larger lots of whole shares. Therefore, because the depositary trust receipts are not redeemable securities as such term is defined in the 1940 Act, Section 11 of the 1940 Act does not apply to the Offer.

In addition, even if the HOLDRS Trusts were deemed to be open-end investment companies under the 1940 Act, the Offer will comply with Section 11 of the 1940 Act. Consistent with Section 11, the Offer will be effected at net asset value. As stated in the Offer documents, when a HOLDRS Investor tenders HOLDRS for exchange in the Offer, such HOLDRS Investor will be authorizing the Transition Manager to rebalance the basket of securities underlying his or her HOLDRS for two purposes: to diversify the portfolio of securities so that the rebalanced securities can be transferred to the ETF on a tax-free basis and to create a portfolio of securities that matches the index that the ETF will track. The Rebalancing Transaction will occur outside of the ETF at a time when the underlying securities are beneficially owned by the HOLDRS Investor. The securities actually transferred to the ETF in exchange for ETF shares will be the portfolio of securities after giving effect to the Rebalancing Transaction (the “Rebalanced Portfolio”). In other words, the exchange offer for Section 11 purposes is the exchange of the Rebalanced Portfolio for shares of the ETF. Shares of the ETF with a net asset value equal to the net asset value of the Rebalanced Portfolio will be issued to the tendering HOLDRS Investors in exchange for the Rebalanced Portfolio. The disclosure in the Form N-14s has been revised to clarify this point.

Furthermore, we do not believe that there is a policy reason to interpret Section 11 to cover the Offer. The intent of Section 11 was to prevent small investors in certain investment companies from being subjected to “switching” operations (encouraging investors to make an exchange primarily to exact additional selling or other charges) from one investment company to another to their pecuniary damage.[1] The Offer does not give rise to such concerns. The Offer is a one-time exchange offer pursuant to registration statements that describe all material differences between the HOLDRS Trusts and the ETFs, including objectives, policies and risks, and are subject to review by the Commission. Moreover, there are no sales charges or other costs imposed in connection with the Offer. We also note that the Staff, in Alexander Hamilton Funds, SEC No-Action Letter (July 20, 1994), stated that the legislative history of Section 11 shows that Congress primarily intended to prevent switching between affiliated funds.

For the reasons set forth above, we do not believe that the Offer raises issues under Section 11 of the 1940 Act.

Comment 2.	Please include a tax consequences section in the section titled “Synopsis” and add a corresponding reference in the Table of Contents.

Response 2. The disclosure has been revised accordingly.

Comment 3.	In the section titled “Synopsis,” please add a definition of “deemed value” after that phrase is first used.

Response 3. We have revised the disclosure to clarify the value of the ETF shares that the HOLDRS Investors will receive in the Offer.

Comment 4.	In the section titled “Synopsis—Offer to Exchange,” please add disclosure about the recent amendment to the Trust Agreement.

Response 4. The disclosure has been revised accordingly.

Comment 5.

Please supplementally confirm that the value of the consideration being paid by Van Eck for the intellectual property and other assets pursuant to the Asset Purchase Agreement does not also include a payment for the assets that may be tendered in the Offer in violation of Section 17(e) of the 1940 Act.

Response 5. Section 17(e) of the 1940 Act does not by its terms apply to payments under the Asset Purchase Agreement because Merrill Lynch (the recipient of the consideration) is not a first- or second-tier affiliate of a registered investment company. In addition, Van Eck believes that the intellectual property assets, including various patents, acquired pursuant to the Asset Purchase Agreement are of great value. The HOLDRS Trusts are well known, established platforms. By purchasing the intellectual property assets, including various patents, related to the HOLDRS Trusts, Van Eck is attempting to ensure that

[1]	See S. Rep. No. 1775, 76th Cong., 3d Sess. 3 (1940), at 7-8.

neither Merrill Lynch nor any other entity that may be in the market for such intellectual property assets will use such assets to create competition for the Market Vectors ETFs. Van Eck also believes that the intellectual property assets have intrinsic value that may be used in Van Eck’s current and future business endeavors.

Comment 6.

In the section titled “Synopsis,” in the sub-section discussing benefits of holding shares of the ETF rather than the applicable HOLDRS Trust, balance the discussion with the potential downsides, such as increased fees, the possibility of taxable gains as a result of the Rebalancing Transaction and the loss of voting rights with respect to the securities underlying the HOLDRS Trust.

Response 6. The disclosure has been revised accordingly.

Comment 7.

In the section titled “Synopsis—Offer to Exchange,” please add disclosure to the new section regarding tax consequences referred to in Comment 2 above, regarding how HOLDRS Investors would be able to ascertain the tax consequences of the Rebalancing Transaction.

Response 7. The disclosure has been revised accordingly.

Comment 8.

In the section titled “Synopsis--Risks of the Offer—Risks Associated with the Rebalancing Transaction,” the emphasis of the first sentence of the second paragraph should be on the recognition of capital gains, not the fact that “the Offer is expected to generally not be a taxable transaction for U.S. federal income tax purposes.” Please revise this sentence to begin the sentence with the exception similar to the bold disclosure on the prior page.

Response 8. The disclosure has been revised accordingly.

Comment 9.

Please add a fee table and expense example for the HOLDRS Trust pursuant to Item 3 of Form N-14. If this is not possible or unduly burdensome, please explain supplementally the reasons why and propose an alternative method of comparing the fees of the ETF to the fees of the HOLDRS Trust. We note that, unlike for mutual funds, there is no prescribed formula for calculating the fees and expenses of the HOLDRS Trusts in this format, but we believe that you can use reasonable assumptions to provide a useful comparison for HOLDRS Investors.

Response 9. The disclosure has been revised accordingly.

Comment 10.

In the section titled “Comparison of the __ ETF and __ HOLDRS Trust—Investment Strategy,” please provide a chart that compares the index holdings and weightings to the holdings of the applicable HOLDRS Trust similar to what is provided later in the registration statement.

Response 10. The disclosure has been revised accordingly.

Comment 11.	In the section titled “Comparison of the __ ETF and __ HOLDRS Trust—Fees and Expenses,” please state specifically the fees paid to the Trustee of the applicable HOLDRS Trust.

Response 11. The disclosure has been revised accordingly.

Comment 12.

In the section titled “Comparison of the __ ETF and __ HOLDRS Trust—Governing Law,” please clarify that the HOLDRS Trust is not subject to all of the reporting requirements of the Exchange Act and what filings have historically been made under that Act (Form 8-Ks and not Forms 10-Qs and 10-Ks).

Response 12. The disclosure has been revised accordingly.

Comment 13.	In the section titled “Comparison of the __ ETF and __ HOLDRS Trust—Fees and Expenses,” please disclose the total expense ratio of the ETF after the waiver/reimbursement expires.

Response 13. This sub-section has been deleted because such information has been included in the Fee Table section.

Comment 14.	Please explain the basis for using Form N-14 for this transaction.

Response 14. The General Instructions to Form N-14 provide that Form N-14 may be used by all management investment companies registered under the 1940 Act to register under the Securities Act of 1933 securities to be issued in, among others, an exchange offer for securities of the issuer or another person.

Comment 15.	Please explain whether the HOLDRS Investors will be deemed to be authorized participants once they receive shares in the respective ETF.

Response 15. HOLDRS Investors will not be deemed to be authorized participants as a result of receiving shares of the ETF.

Comment 16.

Since the Schedule TOs include a detailed description of the Offer and the risks related thereto, please include only a brief description of the Offer in the Form N-14s and delete the risks related to the Offer.

Response 16. The disclosure has been revised accordingly and a cross-reference to this information in the Schedule TOs has been included in the Form N-14s.

          As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon